J Sainsbury plc





RECEIVED
2006 MAR 13 P 12:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
100 F Street, NE
Mailstop: Room 3628
Washington DC 20549
USA

SUPPL

06011581

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 27 February 2006

Dear Sir

£314,500,000 5.25 per cent. Notes due 2007 (the "Notes")

Please find enclosed copies of the above announcements made to the London Stock Exchange on 24 February 2006.

Yours faithfully



Hazel Jarvis
Deputy Secretary



PROCESSED
MAR 14 2006
THOMSON
FINANCIAL

Enc




RECEIVED
2006 MAR 13 P 12:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
Free annual report

Company	Sainsbury(J) PLC
TIDM	SBRY
Headline	Notice of meetings
Released	10:38 24-Feb-06
Number	8970Y

THIS NOTICE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT ABOUT THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT IMMEDIATELY YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000.

£314,500,000 5.25 per cent. Notes due 2007 (the "Notes")

issued by

J SAINSBURY PLC

(incorporated in England and Wales with limited liability)

under its £2,500,000,000 Euro Medium Term Note Programme

NOTICE IS HEREBY GIVEN that, pursuant to the provisions of the Second Schedule to the Trust Deed (as defined below) constituting the Notes and made between J Sainsbury plc and The Law Debenture Trust Corporation p.l.c. (the "**Trustee**"), a meeting of the holders of the Notes (the "**Noteholders**") has been convened by J Sainsbury plc and will be held at the offices of Clifford Chance, 10 Upper Bank Street, London E14 5JJ on 20 March 2006 at 09:00 a.m. London time for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an Extraordinary Resolution in accordance with the provisions of the Trust Deed.

J Sainsbury plc has convened the Meeting for the purpose of enabling Noteholders to consider the proposals outlined in the Tender Offer and Consent Solicitation Memorandum (the "**Memorandum**") and resolve, if they think fit, to pass the Extraordinary Resolution proposed in relation to the Notes. Capitalised terms used in this Notice and not otherwise defined herein shall have the meanings ascribed to them in the Memorandum.

EXTRAORDINARY RESOLUTION

"THAT this meeting of the holders of the outstanding £314,500,000 5.25 per cent. Notes due 2007 (the "**Notes**") of J Sainsbury plc constituted by a trust deed dated 14 August 2003 (as amended and supplemented from time to time) (the "**Trust Deed**") made between J Sainsbury plc and The Law Debenture Trust Corporation p.l.c. (the "**Trustee**") as trustee for the holders of the Notes hereby:

(A) assents to the modification of the terms and conditions of the Notes by the addition of a new Condition 5(ee) giving J Sainsbury plc the right to redeem those Notes in respect of which an Acceptance Notice has not been delivered pursuant to the relevant Offer (or has been delivered and subsequently validly revoked) at any time not later than two London business days after the Long Stop Date at an amount per £1,000 of nominal amount of Notes not less than the Repurchase Price, plus Accrued Interest, on giving not less than 2 London business days' notice (including the day on which such notice is delivered to the Clearing Systems and the day on which the Notes are to be redeemed) to Noteholders in the form of an announcement of redemption (the "**Announcement**") through a RIS and a notice via the Clearing Systems. The redemption, in accordance with the Announcement, is conditional upon J Sainsbury plc having notified Noteholders on the Confirmation Date that it intends to proceed to settle the Offer in respect of the Notes. If this condition is not satisfied on or before the expiry of the notice period specified in the Announcement, the redemption of the Notes shall become incapable of becoming unconditional and no redemption of the Notes shall occur pursuant to new

Condition 5(ee);

(B) authorises, directs, requests and empowers the Trustee:

(i) to concur in and execute a Supplemental Trust Deed to effect the modifications referred to in paragraph (A) of this Extraordinary Resolution in the form of the draft produced to this meeting and signed by the chairman of the meeting for the purposes of identification, with such amendments, if any, requested by J Sainsbury plc and approved by the Trustee in its sole discretion or required by the Trustee (and agreed by J Sainsbury plc); and

(ii) to concur in, approve, and execute and do all such deeds, instruments, acts and things that may be necessary in the opinion of the Trustee to carry out and give effect to this Extraordinary Resolution;

(C) sanctions and approves every modification, abrogation, variation or compromise of, or arrangement in respect of, the rights of Noteholders necessary to give effect to this Extraordinary Resolution and to the Proposals (whether or not the rights arise under the Trust Deed) and assents to every modification, variation or abrogation of the Conditions (as defined in the Trust Deed) of the Notes and/or the provisions contained in the Trust Deed involved in or inherent in or effected by the implementation of this Extraordinary Resolution and the Proposals;

(D) authorises and requests the Trustee to concur in taking all steps considered by it in its sole discretion to be necessary, desirable or expedient to carry out and give effect to this Extraordinary Resolution;

(E) discharges and exonerates the Trustee from any liability in respect of any act or omission for which it may have become responsible under the Trust Deed and/or the Notes in connection with this Extraordinary Resolution; and

(F) acknowledges that capitalised terms used in this Extraordinary Resolution have the same meanings as those defined in the Tender Offer and Consent Solicitation Memorandum published by J Sainsbury plc on 24 February 2006, unless the context otherwise requires."

The substantive terms of the Proposals and the Extraordinary Resolution have not been formulated by the Trustee who expresses no view on whether Noteholders would be acting in Noteholders' best interests in approving them, and nothing in this notice should be construed as a recommendation to Noteholders from the Trustee to vote in favour of, or against, the Extraordinary Resolution.

The Trustee has not been involved in the formulation of the Proposals outlined in the Memorandum and, in accordance with normal practice, expresses no opinion on the merits of those Proposals or on the applicable Extraordinary Resolution. Noteholders should take their own independent financial advice on the merits and on the consequences of voting in favour of the applicable Extraordinary Resolution, including any tax consequences.

However, on the basis of the information contained in the Memorandum, the Trustee has authorised J Sainsbury plc to state that the Trustee has no objection to the Extraordinary Resolution being put to Noteholders for their consideration.

Noteholders are further given notice that J Sainsbury plc has also commenced an Offer for the repurchase of the Notes, as more fully described in the Memorandum.

General

Copies of the Memorandum are available for collection by Noteholders at the specified office of any of the Existing Paying Agents and the specified office of the Joint Dealer Managers, on and after the date of this Notice and will be available at the Meeting. A Noteholder will be required to produce evidence satisfactory to the relevant Existing Paying Agent or the Joint Dealer Managers as to his status as a Noteholder before being permitted to collect a copy of the Memorandum. Copies of (i) the Trust Deed relating to the Notes, the Notice and the Memorandum; and (ii) the current draft of the Supplemental Trust Deed are, on and from 24 February 2006, available for inspection by the Noteholders at the specified office of the Joint Dealer Managers and each Existing Paying Agent during normal business hours on any weekday (Saturdays, Sundays and public

holidays excepted) up to and including the Expiration Date. Revised versions of the documents described in (ii) above will be available as aforesaid (marked to indicate changes to the draft made available at 24 February 2006) no later than two London business days before the date of the Meeting and at the Meeting. Any such revised document made available as aforesaid will supersede the previous draft of such document and Noteholders will be deemed to have notice of any changes.

The attention of Noteholders is particularly drawn to the quorum required for the Meeting and for any adjourned meeting thereof which is set out in paragraph 4 of "Voting and Quorum" below. Having regard to such requirements, Noteholders are strongly urged either to attend the Meeting or to take steps to be represented at the Meeting, as referred to below, as soon as possible.

Voting and Quorum

Noteholders who have submitted and not withdrawn a valid Acceptance Notice or a valid Voting Instruction need take no further action to be represented at the Meeting. Noteholders who have not submitted or have submitted and subsequently withdrawn an Acceptance Notice or a Voting Instruction should take note of the provisions set out below detailing how such Noteholders can attend or take steps to be represented at the Meeting.

1. *Noteholder attendance:* A Noteholder wishing to attend and vote at the Meeting in person must produce at such Meeting a valid voting certificate or valid voting certificates issued by an Existing Paying Agent relating to such Notes in respect of which he or she wishes to vote.

2. *Appointment of Proxies:* A Noteholder not wishing to attend and vote at the Meeting in person may give a voting instruction instructing the relevant Existing Paying Agent to appoint a proxy to attend and vote at such Meeting in accordance with his or her instructions.

3. *Deposit of Notes. Voting Certificates and Block Voting Instructions:* The Notes may, not less than 48 hours (including all or part of two days upon which banks are open for business in London (disregarding for this purpose the day upon which the Meeting is to be held)) ("**48 hours**") before the time fixed for the Meeting or any adjourned Meeting thereof, be deposited with any Existing Paying Agent or (to its satisfaction) held to its order for the purpose of:

   (i) obtaining voting certificates from such Existing Paying Agent; or

   (ii) such Existing Paying Agent completing a block voting instruction in respect of such Notes appointing a proxy to attend and vote at the Meeting or any adjourned Meeting in accordance with the instructions of that Noteholder. A Noteholder will need to give voting instructions (such voting instructions being neither revocable nor capable of amendment by the Noteholder during the period commencing 48 hours prior to the time for which the Meeting or any adjourned Meeting is convened) in accordance with the procedures of Euroclear and/or Clearstream, Luxembourg, or on a voting instruction form obtainable from the specified office of the relevant Existing Paying Agent, to any Existing Paying Agent, not less than 48 hours before the time fixed for the Meeting or any adjourned Meeting, to enable such Existing Paying Agent to complete the block voting instruction.

   Notes so deposited or held will not be released:

(i) *Voting Certificates:* in the case of Notes in respect of which a voting certificate has been issued until the first to occur of:

   (a) the conclusion of the Meeting specified in such certificate or any adjourned Meeting thereof or any poll taken on any resolution proposed thereat (whichever is the later); and

   (b) the surrender of the certificate to the Existing Paying Agent who issued the certificate; and

(ii) *Block Voting Instructions:* in the case of Notes in respect of which a block voting instruction has been issued until the first to occur of:

   (a) the conclusion of the Meeting specified in such block voting instruction or any adjourned

Meeting thereof or any poll taken on any resolution proposed thereat (whichever is the later); and

(b) the surrender to the relevant Existing Paying Agent, not less than 48 hours before the time for which such Meeting or any adjourned Meeting thereof is convened or poll called, of the receipt issued by such Existing Paying Agent in respect of each such deposited Note which is to be released and the giving of notice from the relevant Existing Paying Agent to J Sainsbury plc of such surrender.

A holder whose Notes are held on behalf of Euroclear and/or Clearstream, Luxembourg who wishes to obtain a voting certificate or procure an Existing Paying Agent to appoint a proxy to attend and vote at the meeting on his behalf should not less than 48 hours before the time appointed for the holding of the Meeting and within the relevant time limit appointed by Euroclear and/or Clearstream, Luxembourg, as the case may be, request the relevant Clearing System to block his Notes in his own account and to hold the same to the order or under the control of an Existing Paying Agent.

A holder whose Notes have been so blocked will thus be able to obtain a voting certificate from, or procure that a voting instruction is given in accordance with the procedures of, Euroclear or Clearstream, Luxembourg to an Existing Paying Agent. Notes so blocked will be released in accordance with the procedures set out above and in accordance with the procedures of Euroclear and/or Clearstream, Luxembourg, as the case may be.

4. *Quorum Requirements:* The quorum required at the Meeting shall be two or more persons present in person holding voting certificates and/or being proxies and holding or representing in the aggregate not less than three-fourths in principal amount of such Notes for the time being outstanding of such Series of Notes. On any adjourned Meeting, the quorum required shall be two or more persons present in person holding voting certificates and/or being proxies and holding or representing in the aggregate not less than 25 per cent. of the principal amount of the Notes for the time being outstanding.

5. *Adjournment:* If within half an hour after the time appointed for any such Meeting, a quorum is not present, such meeting shall stand adjourned for such period, being not less than 14 days nor more than 42 days, and to such place as may be appointed by the Chairman and approved by the Existing Trustee. At least 14 clear days' notice of any meeting adjourned through want of quorum, and such notice shall be given in the same manner as of the original meeting.

6. *Voting by Show of Hands or Poll:* Every question submitted to each Meeting shall be decided on a show of hands unless a poll is duly demanded by the Chairman or J Sainsbury plc or by one or more persons holding one or more voting certificates and/or being proxies and/or being representatives and holding or representing in the aggregate not less than 2 per cent. of the principal amount of the relevant Series of Notes then outstanding.

In the case of equality of votes, the Chairman shall both on a show of hands and on a poll have a casting vote in addition to the vote or votes (if any) to which he may be entitled as a holder of a voting certificate and/or as a proxy and/or as a representative.

7. *Representation of Vote:* On a show of hands every person who is present in person and produces a voting certificate or is a proxy shall have one vote. On a poll every person who is so present shall have one vote in respect of each £1,000 or, as the case may be, €1,000 in principal amount of Notes so produced or in respect of which such person is a proxy or a representative.

8. *Voting Majority Requirements:* To be passed at the relevant Meeting, the Extraordinary Resolution requires a majority consisting of not less than three-fourths of the votes cast thereon. If passed, the Extraordinary Resolution shall be binding upon all Noteholders, whether present or not present at the Meeting at which it is passed and whether or not voting and upon all Couponholders (as defined in the Trust Deed).

9. This Notice is given by J Sainsbury plc.

10. Holders should contact the following for further information:

The Joint Dealer Managers at:

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA
Tel: +44 (0)20 7677 5040
Fax: +44 (0)20 7056 1997
Email: liabilitymanagementeurope@morganstanley.com

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
Tel: +44 (0)20 7568 3118
Fax: +44 (0)20 7567 2411
Email: sh-liabmgt-euro@ubs.com

The Tender Agent at:

The Bank of New York
One Canada Square
London E14 5AL
Tel: + 44 (0)20 7964 7662
Fax: +44 (0)20 7964 6399
Attention: Emma Wilkes

The Existing Principal Paying Agent at:

Citibank N.A.
5 Carmelite Street
London EC4Y 0PA

THIS NOTICE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT ABOUT THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT IMMEDIATELY YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000.

£350,000,000 6.00 per cent. Notes due 2032 (the "Notes")

issued by

J SAINSBURY PLC

(incorporated in England and Wales with limited liability)

under its £2,500,000,000 Euro Medium Term Note Programme

NOTICE IS HEREBY GIVEN that, pursuant to the provisions of the Second Schedule to the Trust Deed (as defined below) constituting the Notes and made between J Sainsbury plc and The Law Debenture Trust Corporation p.l.c. (the "**Trustee**"), a meeting of the holders of the Notes (the "**Noteholders**") has been convened by J Sainsbury plc and will be held at the offices of Clifford Chance, 10 Upper Bank Street, London E14 5JJ on 20 March 2006 at 09:05 a.m. London time (or as soon thereafter as the meeting of the holders of the £314,500,000 5.25 per cent. Notes due 2007 of J Sainsbury plc shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an Extraordinary Resolution in accordance with the provisions of the Trust Deed.

J Sainsbury plc has convened the Meeting for the purpose of enabling Noteholders to consider the proposals outlined in the Tender Offer and Consent Solicitation Memorandum (the "**Memorandum**") and resolve, if they think fit, to pass the Extraordinary Resolution proposed in relation to the Notes. Capitalised terms used in this Notice and not otherwise defined herein shall have the meanings ascribed to them in the Memorandum.

EXTRAORDINARY RESOLUTION

"THAT this meeting of the holders of the outstanding £350,000,000 6.00 per cent. Notes due 2032 (the "**Notes**") of J Sainsbury plc constituted by a trust deed dated 26 July 2000 (as amended and supplemented from time to time) (the "**Trust Deed**") made between J Sainsbury plc and The Law Debenture Trust Corporation p.l.c. (the "**Trustee**") as trustee for the holders of the Notes hereby:

(A) assents to the modification of the terms and conditions of the Notes by the addition of a new Condition 5(ee) giving J Sainsbury plc the right to redeem those Notes in respect of which an Acceptance Notice has not been delivered pursuant to the relevant Offer (or has been delivered and subsequently validly revoked) at any time not later than two London business days after the Long Stop Date at an amount per £1,000 of nominal amount of Notes not less than the Repurchase Price, plus Accrued Interest, on giving not less than 2 London business days' notice (including the day on which such notice is delivered to the Clearing Systems and the day on which the Notes are to be redeemed) to Noteholders in the form of an announcement of redemption (the "**Announcement**") through a RIS and a notice via the Clearing Systems. The redemption, in accordance with the Announcement, is conditional upon J Sainsbury plc having notified Noteholders on the Confirmation Date that it intends to proceed to settle the Offer in respect of the Notes. If this condition is not satisfied on or before the expiry of the notice period specified in the Announcement, the redemption of the Notes shall become incapable of becoming unconditional and no redemption of the Notes shall occur pursuant to new Condition 5(ee);

(B) authorises, directs, requests and empowers the Trustee:

(i) to concur in and execute a Supplemental Trust Deed to effect the modifications referred to in paragraph (A) of this Extraordinary Resolution in the form of the draft produced to this meeting and signed by the chairman of the meeting for the purposes of identification, with such amendments, if any, requested by J Sainsbury plc and approved by the Trustee in its sole

discretion or required by the Trustee (and agreed by J Sainsbury plc); and

(ii) to concur in, approve, and execute and do all such deeds, instruments, acts and things that may be necessary in the opinion of the Trustee to carry out and give effect to this Extraordinary Resolution;

(C) sanctions and approves every modification, abrogation, variation or compromise of, or arrangement in respect of, the rights of Noteholders necessary to give effect to this Extraordinary Resolution and to the Proposals (whether or not the rights arise under the Trust Deed) and assents to every modification, variation or abrogation of the Conditions (as defined in the Trust Deed) of the Notes and/or the provisions contained in the Trust Deed involved in or inherent in or effected by the implementation of this Extraordinary Resolution and the Proposals;

(D) authorises and requests the Trustee to concur in taking all steps considered by it in its sole discretion to be necessary, desirable or expedient to carry out and give effect to this Extraordinary Resolution;

(E) discharges and exonerates the Trustee from any liability in respect of any act or omission for which it may have become responsible under the Trust Deed and/or the Notes in connection with this Extraordinary Resolution; and

(F) acknowledges that capitalised terms used in this Extraordinary Resolution have the same meanings as those defined in the Tender Offer and Consent Solicitation Memorandum published by J Sainsbury plc on 24 February 2006, unless the context otherwise requires."

The substantive terms of the Proposals and the Extraordinary Resolution have not been formulated by the Trustee who expresses no view on whether Noteholders would be acting in Noteholders' best interests in approving them, and nothing in this notice should be construed as a recommendation to Noteholders from the Trustee to vote in favour of, or against, the Extraordinary Resolution.

The Trustee has not been involved in the formulation of the Proposals outlined in the Memorandum and, in accordance with normal practice, expresses no opinion on the merits of those Proposals or on the applicable Extraordinary Resolution. Noteholders should take their own independent financial advice on the merits and on the consequences of voting in favour of the applicable Extraordinary Resolution, including any tax consequences.

However, on the basis of the information contained in the Memorandum, the Trustee has authorised J Sainsbury plc to state that the Trustee has no objection to the Extraordinary Resolution being put to Noteholders for their consideration.

Noteholders are further given notice that J Sainsbury plc has also commenced an Offer for the repurchase of the Notes, as more fully described in the Memorandum.

General

Copies of the Memorandum are available for collection by Noteholders at the specified office of any of the Existing Paying Agents and the specified office of the Joint Dealer Managers, on and after the date of this Notice and will be available at the Meeting. A Noteholder will be required to produce evidence satisfactory to the relevant Existing Paying Agent or the Joint Dealer Managers as to his status as a Noteholder before being permitted to collect a copy of the Memorandum. Copies of (i) the Trust Deed relating to the Notes, the Notice and the Memorandum; and (ii) the current draft of the Supplemental Trust Deed are, on and from 24 February 2006, available for inspection by the Noteholders at the specified office of the Joint Dealer Managers and each Existing Paying Agent during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to and including the Expiration Date. Revised versions of the documents described in (ii) above will be available as aforesaid (marked to indicate changes to the draft made available at 24 February 2006) no later than two London business days before the date of the Meeting and at the Meeting. Any such revised document made available as aforesaid will supersede the previous draft of such document and Noteholders will be deemed to have notice of any changes.

The attention of Noteholders is particularly drawn to the quorum required for the Meeting and for any adjourned meeting thereof which is set out in paragraph 4 of "Voting and Quorum" below. Having

regard to such requirements, Noteholders are strongly urged either to attend the Meeting or to take steps to be represented at the Meeting, as referred to below, as soon as possible.

Voting and Quorum

Noteholders who have submitted and not withdrawn a valid Acceptance Notice or a valid Voting Instruction need take no further action to be represented at the Meeting. Noteholders who have not submitted or have submitted and subsequently withdrawn an Acceptance Notice or a Voting Instruction should take note of the provisions set out below detailing how such Noteholders can attend or take steps to be represented at the Meeting.

1. *Noteholder attendance:* A Noteholder wishing to attend and vote at the Meeting in person must produce at such Meeting a valid voting certificate or valid voting certificates issued by an Existing Paying Agent relating to such Notes in respect of which he or she wishes to vote.

2. *Appointment of Proxies:* A Noteholder not wishing to attend and vote at the Meeting in person may give a voting instruction instructing the relevant Existing Paying Agent to appoint a proxy to attend and vote at such Meeting in accordance with his or her instructions.

3. *Deposit of Notes. Voting Certificates and Block Voting Instructions:* The Notes may, not less than 48 hours (including all or part of two days upon which banks are open for business in London (disregarding for this purpose the day upon which the Meeting is to be held)) ("**48 hours**") before the time fixed for the Meeting or any adjourned Meeting thereof, be deposited with any Existing Paying Agent or (to its satisfaction) held to its order for the purpose of:

   (i) obtaining voting certificates from such Existing Paying Agent; or

   (ii) such Existing Paying Agent completing a block voting instruction in respect of such Notes appointing a proxy to attend and vote at the Meeting or any adjourned Meeting in accordance with the instructions of that Noteholder. A Noteholder will need to give voting instructions (such voting instructions being neither revocable nor capable of amendment by the Noteholder during the period commencing 48 hours prior to the time for which the Meeting or any adjourned Meeting is convened) in accordance with the procedures of Euroclear and/or Clearstream, Luxembourg, or on a voting instruction form obtainable from the specified office of the relevant Existing Paying Agent, to any Existing Paying Agent, not less than 48 hours before the time fixed for the Meeting or any adjourned Meeting, to enable such Existing Paying Agent to complete the block voting instruction.

   Notes so deposited or held will not be released:

(i) *Voting Certificates:* in the case of Notes in respect of which a voting certificate has been issued until the first to occur of:

   (a) the conclusion of the Meeting specified in such certificate or any adjourned Meeting thereof or any poll taken on any resolution proposed thereat (whichever is the later); and

   (b) the surrender of the certificate to the Existing Paying Agent who issued the certificate; and

(ii) *Block Voting Instructions:* in the case of Notes in respect of which a block voting instruction has been issued until the first to occur of:

   (a) the conclusion of the Meeting specified in such block voting instruction or any adjourned Meeting thereof or any poll taken on any resolution proposed thereat (whichever is the later); and

   (b) the surrender to the relevant Existing Paying Agent, not less than 48 hours before the time for which such Meeting or any adjourned Meeting thereof is convened or poll called, of the receipt issued by such Existing Paying Agent in respect of each such deposited Note which is to be released and the giving of notice from the relevant Existing Paying Agent to J Sainsbury plc of such surrender.

A holder whose Notes are held on behalf of Euroclear and/or Clearstream, Luxembourg who wishes to obtain a voting certificate or procure an Existing Paying Agent to appoint a proxy to attend and vote at the meeting on his behalf should not less than 48 hours before the time appointed for the holding of the Meeting and within the relevant time limit appointed by Euroclear and/or Clearstream, Luxembourg, as the case may be, request the relevant Clearing System to block his Notes in his own account and to hold the same to the order or under the control of an Existing Paying Agent.

A holder whose Notes have been so blocked will thus be able to obtain a voting certificate from, or procure that a voting instruction is given in accordance with the procedures of, Euroclear or Clearstream, Luxembourg to an Existing Paying Agent. Notes so blocked will be released in accordance with the procedures set out above and in accordance with the procedures of Euroclear and/or Clearstream, Luxembourg, as the case may be.

4. *Quorum Requirements:* The quorum required at the Meeting shall be two or more persons present in person holding voting certificates and/or being proxies and holding or representing in the aggregate not less than three-fourths in principal amount of such Notes for the time being outstanding of such Series of Notes. On any adjourned Meeting, the quorum required shall be two or more persons present in person holding voting certificates and/or being proxies and holding or representing in the aggregate not less than 25 per cent. of the principal amount of the Notes for the time being outstanding.

5. *Adjournment:* If within half an hour after the time appointed for any such Meeting, a quorum is not present, such meeting shall stand adjourned for such period, being not less than 14 days nor more than 42 days, and to such place as may be appointed by the Chairman and approved by the Existing Trustee. At least 14 clear days' notice of any meeting adjourned through want of quorum, and such notice shall be given in the same manner as of the original meeting.

6. *Voting by Show of Hands or Poll:* Every question submitted to each Meeting shall be decided on a show of hands unless a poll is duly demanded by the Chairman or J Sainsbury plc or by one or more persons holding one or more voting certificates and/or being proxies and/or being representatives and holding or representing in the aggregate not less than 2 per cent. of the principal amount of the relevant Series of Notes then outstanding.

   In the case of equality of votes, the Chairman shall both on a show of hands and on a poll have a casting vote in addition to the vote or votes (if any) to which he may be entitled as a holder of a voting certificate and/or as a proxy and/or as a representative.

7. *Representation of Vote:* On a show of hands every person who is present in person and produces a voting certificate or is a proxy shall have one vote. On a poll every person who is so present shall have one vote in respect of each £1,000 or, as the case may be, €1,000 in principal amount of Notes so produced or in respect of which such person is a proxy or a representative.

8. *Voting Majority Requirements:* To be passed at the relevant Meeting, the Extraordinary Resolution requires a majority consisting of not less than three-fourths of the votes cast thereon. If passed, the Extraordinary Resolution shall be binding upon all Noteholders, whether present or not present at the Meeting at which it is passed and whether or not voting and upon all Couponholders (as defined in the Trust Deed).

9. This Notice is given by J Sainsbury plc.

10. Holders should contact the following for further information:

   The Joint Dealer Managers at:

   Morgan Stanley & Co. International Limited
   25 Cabot Square
   Canary Wharf
   London E14 4QA
   Tel: +44 (0)20 7677 5040
   Fax: +44 (0)20 7056 1997
   Email: liabilitymanagementeurope@morganstanley.com

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
Tel: +44 (0)20 7568 3118
Fax: +44 (0)20 7567 2411
Email: sh-liabmgt-euro@ubs.com

The Tender Agent at:

The Bank of New York
One Canada Square
London E14 5AL
Tel: + 44 (0)20 7964 7662
Fax: +44 (0)20 7964 6399
Attention: Emma Wilkes

The Existing Principal Paying Agent at:

Citibank N.A.
5 Carmelite Street
London EC4Y 0PA

THIS NOTICE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT ABOUT THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT IMMEDIATELY YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000.

£250,000,000 6.125 per cent. Notes due 2017 (the "Notes")

issued by

J SAINSBURY PLC

(incorporated in England and Wales with limited liability)

under its £2,500,000,000 Euro Medium Term Note Programme

NOTICE IS HEREBY GIVEN that, pursuant to the provisions of the Second Schedule to the Trust Deed (as defined below) constituting the Notes and made between J Sainsbury plc and The Law Debenture Trust Corporation p.l.c. (the "**Trustee**"), a meeting of the holders of the Notes (the "**Noteholders**") has been convened by J Sainsbury plc and will be held at the offices of Clifford Chance, 10 Upper Bank Street, London E14 5JJ on 20 March 2006 at 09:10 a.m. London time (or as soon thereafter as the meeting of the holders of the £350,000,000 6.00 per cent. Notes due 2032 of J Sainsbury plc shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an Extraordinary Resolution in accordance with the provisions of the Trust Deed.

J Sainsbury plc has convened the Meeting for the purpose of enabling Noteholders to consider the proposals outlined in the Tender Offer and Consent Solicitation Memorandum (the "**Memorandum**") and resolve, if they think fit, to pass the Extraordinary Resolution proposed in relation to the Notes. Capitalised terms used in this Notice and not otherwise defined herein shall have the meanings ascribed to them in the Memorandum.

EXTRAORDINARY RESOLUTION

"THAT this meeting of the holders of the outstanding £250,000,000 6.125 per cent. Notes due 2017 (the "**Notes**") of J Sainsbury plc constituted by a trust deed dated 26 July 2000 (as amended and supplemented from time to time) (the "**Trust Deed**") made between J Sainsbury plc and The Law Debenture Trust Corporation p.l.c. (the "**Trustee**") as trustee for the holders of the Notes hereby:

(A) assents to the modification of the terms and conditions of the Notes by the addition of a new Condition 5(ee) giving J Sainsbury plc the right to redeem those Notes in respect of which an Acceptance Notice has not been delivered pursuant to the relevant Offer (or has been delivered and subsequently validly revoked) at any time not later than two London business days after the Long Stop Date at an amount per £1,000 of nominal amount of Notes not less than the Repurchase Price, plus Accrued Interest, on giving not less than 2 London business days' notice (including the day on which such notice is delivered to the Clearing Systems and the day on which the Notes are to be redeemed) to Noteholders in the form of an announcement of redemption (the "**Announcement**") through a RIS and a notice via the Clearing Systems. The redemption, in accordance with the Announcement, is conditional upon J Sainsbury plc having notified Noteholders on the Confirmation Date that it intends to proceed to settle the Offer in respect of the Notes. If this condition is not satisfied on or before the expiry of the notice period specified in the Announcement, the redemption of the Notes shall become incapable of becoming unconditional and no redemption of the Notes shall occur pursuant to new Condition 5(ee);

(B) authorises, directs, requests and empowers the Trustee:

(i) to concur in and execute a Supplemental Trust Deed to effect the modifications referred to in paragraph (A) of this Extraordinary Resolution in the form of the draft produced to this meeting and signed by the chairman of the meeting for the purposes of identification, with such amendments, if any, requested by J Sainsbury plc and approved by the Trustee in its sole discretion or required by the Trustee (and agreed by J Sainsbury plc); and

(ii) to concur in, approve, and execute and do all such deeds, instruments, acts and things that may be necessary in the opinion of the Trustee to carry out and give effect to this Extraordinary Resolution;

(C) sanctions and approves every modification, abrogation, variation or compromise of, or arrangement in respect of, the rights of Noteholders necessary to give effect to this Extraordinary Resolution and to the Proposals (whether or not the rights arise under the Trust Deed) and assents to every modification, variation or abrogation of the Conditions (as defined in the Trust Deed) of the Notes and/or the provisions contained in the Trust Deed involved in or inherent in or effected by the implementation of this Extraordinary Resolution and the Proposals;

(D) authorises and requests the Trustee to concur in taking all steps considered by it in its sole discretion to be necessary, desirable or expedient to carry out and give effect to this Extraordinary Resolution;

(E) discharges and exonerates the Trustee from any liability in respect of any act or omission for which it may have become responsible under the Trust Deed and/or the Notes in connection with this Extraordinary Resolution; and

(F) acknowledges that capitalised terms used in this Extraordinary Resolution have the same meanings as those defined in the Tender Offer and Consent Solicitation Memorandum published by J Sainsbury plc on 24 February 2006, unless the context otherwise requires."

The substantive terms of the Proposals and the Extraordinary Resolution have not been formulated by the Trustee who expresses no view on whether Noteholders would be acting in Noteholders' best interests in approving them, and nothing in this notice should be construed as a recommendation to Noteholders from the Trustee to vote in favour of, or against, the Extraordinary Resolution.

The Trustee has not been involved in the formulation of the Proposals outlined in the Memorandum and, in accordance with normal practice, expresses no opinion on the merits of those Proposals or on the applicable Extraordinary Resolution. Noteholders should take their own independent financial advice on the merits and on the consequences of voting in favour of the applicable Extraordinary Resolution, including any tax consequences.

However, on the basis of the information contained in the Memorandum, the Trustee has authorised J Sainsbury plc to state that the Trustee has no objection to the Extraordinary Resolution being put to Noteholders for their consideration.

Noteholders are further given notice that J Sainsbury plc has also commenced an Offer for the repurchase of the Notes, as more fully described in the Memorandum.

General

Copies of the Memorandum are available for collection by Noteholders at the specified office of any of the Existing Paying Agents and the specified office of the Joint Dealer Managers, on and after the date of this Notice and will be available at the Meeting. A Noteholder will be required to produce evidence satisfactory to the relevant Existing Paying Agent or the Joint Dealer Managers as to his status as a Noteholder before being permitted to collect a copy of the Memorandum. Copies of (i) the Trust Deed relating to the Notes, the Notice and the Memorandum; and (ii) the current draft of the Supplemental Trust Deed are, on and from 24 February 2006, available for inspection by the Noteholders at the specified office of the Joint Dealer Managers and each Existing Paying Agent during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to and including the Expiration Date. Revised versions of the documents described in (ii) above will be available as aforesaid (marked to indicate changes to the draft made available at 24 February 2006) no later than two London business days before the date of the Meeting and at the Meeting. Any such revised document made available as aforesaid will supersede the previous draft of such document and Noteholders will be deemed to have notice of any changes.

The attention of Noteholders is particularly drawn to the quorum required for the Meeting and for any adjourned meeting thereof which is set out in paragraph 4 of "Voting and Quorum" below. Having regard to such requirements, Noteholders are strongly urged either to attend the Meeting or to take steps to be represented at the Meeting, as referred to below, as soon as possible.

Voting and Quorum

Noteholders who have submitted and not withdrawn a valid Acceptance Notice or a valid Voting Instruction need take no further action to be represented at the Meeting. Noteholders who have not submitted or have submitted and subsequently withdrawn an Acceptance Notice or a Voting Instruction should take note of the provisions set out below detailing how such Noteholders can attend or take steps to be represented at the Meeting.

1. *Noteholder attendance:* A Noteholder wishing to attend and vote at the Meeting in person must produce at such Meeting a valid voting certificate or valid voting certificates issued by an Existing Paying Agent relating to such Notes in respect of which he or she wishes to vote.

2. *Appointment of Proxies:* A Noteholder not wishing to attend and vote at the Meeting in person may give a voting instruction instructing the relevant Existing Paying Agent to appoint a proxy to attend and vote at such Meeting in accordance with his or her instructions.

3. *Deposit of Notes. Voting Certificates and Block Voting Instructions:* The Notes may, not less than 48 hours (including all or part of two days upon which banks are open for business in London (disregarding for this purpose the day upon which the Meeting is to be held)) ("**48 hours**") before the time fixed for the Meeting or any adjourned Meeting thereof, be deposited with any Existing Paying Agent or (to its satisfaction) held to its order for the purpose of:

   (i) obtaining voting certificates from such Existing Paying Agent; or

   (ii) such Existing Paying Agent completing a block voting instruction in respect of such Notes appointing a proxy to attend and vote at the Meeting or any adjourned Meeting in accordance with the instructions of that Noteholder. A Noteholder will need to give voting instructions (such voting instructions being neither revocable nor capable of amendment by the Noteholder during the period commencing 48 hours prior to the time for which the Meeting or any adjourned Meeting is convened) in accordance with the procedures of Euroclear and/or Clearstream, Luxembourg, or on a voting instruction form obtainable from the specified office of the relevant Existing Paying Agent, to any Existing Paying Agent, not less than 48 hours before the time fixed for the Meeting or any adjourned Meeting, to enable such Existing Paying Agent to complete the block voting instruction.

   Notes so deposited or held will not be released:

(i) *Voting Certificates:* in the case of Notes in respect of which a voting certificate has been issued until the first to occur of:

   (a) the conclusion of the Meeting specified in such certificate or any adjourned Meeting thereof or any poll taken on any resolution proposed thereat (whichever is the later); and

   (b) the surrender of the certificate to the Existing Paying Agent who issued the certificate; and

(ii) *Block Voting Instructions:* in the case of Notes in respect of which a block voting instruction has been issued until the first to occur of:

   (a) the conclusion of the Meeting specified in such block voting instruction or any adjourned Meeting thereof or any poll taken on any resolution proposed thereat (whichever is the later); and

   (b) the surrender to the relevant Existing Paying Agent, not less than 48 hours before the time for which such Meeting or any adjourned Meeting thereof is convened or poll called, of the receipt issued by such Existing Paying Agent in respect of each such deposited Note which is to be released and the giving of notice from the relevant Existing Paying Agent to J Sainsbury plc of such surrender.

   A holder whose Notes are held on behalf of Euroclear and/or Clearstream, Luxembourg who wishes to obtain a voting certificate or procure an Existing Paying Agent to appoint a proxy to attend and vote at

the meeting on his behalf should not less than 48 hours before the time appointed for the holding of the Meeting and within the relevant time limit appointed by Euroclear and/or Clearstream, Luxembourg, as the case may be, request the relevant Clearing System to block his Notes in his own account and to hold the same to the order or under the control of an Existing Paying Agent.

A holder whose Notes have been so blocked will thus be able to obtain a voting certificate from, or procure that a voting instruction is given in accordance with the procedures of, Euroclear or Clearstream, Luxembourg to an Existing Paying Agent. Notes so blocked will be released in accordance with the procedures set out above and in accordance with the procedures of Euroclear and/or Clearstream, Luxembourg, as the case may be.

4. *Quorum Requirements:* The quorum required at the Meeting shall be two or more persons present in person holding voting certificates and/or being proxies and holding or representing in the aggregate not less than three-fourths in principal amount of such Notes for the time being outstanding of such Series of Notes. On any adjourned Meeting, the quorum required shall be two or more persons present in person holding voting certificates and/or being proxies and holding or representing in the aggregate not less than 25 per cent. of the principal amount of the Notes for the time being outstanding.

5. *Adjournment:* If within half an hour after the time appointed for any such Meeting, a quorum is not present, such meeting shall stand adjourned for such period, being not less than 14 days nor more than 42 days, and to such place as may be appointed by the Chairman and approved by the Existing Trustee. At least 14 clear days' notice of any meeting adjourned through want of quorum, and such notice shall be given in the same manner as of the original meeting.

6. *Voting by Show of Hands or Poll:* Every question submitted to each Meeting shall be decided on a show of hands unless a poll is duly demanded by the Chairman or J Sainsbury plc or by one or more persons holding one or more voting certificates and/or being proxies and/ or being representatives and holding or representing in the aggregate not less than 2 per cent. of the principal amount of the relevant Series of Notes then outstanding.

   In the case of equality of votes, the Chairman shall both on a show of hands and on a poll have a casting vote in addition to the vote or votes (if any) to which he may be entitled as a holder of a voting certificate and/or as a proxy and/or as a representative.

7. *Representation of Vote:* On a show of hands every person who is present in person and produces a voting certificate or is a proxy shall have one vote. On a poll every person who is so present shall have one vote in respect of each £1,000 or, as the case may be, €1,000 in principal amount of Notes so produced or in respect of which such person is a proxy or a representative.

8. *Voting Majority Requirements:* To be passed at the relevant Meeting, the Extraordinary Resolution requires a majority consisting of not less than three-fourths of the votes cast thereon. If passed, the Extraordinary Resolution shall be binding upon all Noteholders, whether present or not present at the Meeting at which it is passed and whether or not voting and upon all Couponholders (as defined in the Trust Deed).

9. This Notice is given by J Sainsbury plc.

10. Holders should contact the following for further information:

   The Joint Dealer Managers at:

   Morgan Stanley & Co. International Limited
   25 Cabot Square
   Canary Wharf
   London E14 4QA
   Tel: +44 (0)20 7677 5040
   Fax: +44 (0)20 7056 1997
   Email: liabilitymanagementeurope@morganstanley.com

   UBS Limited

1 Finsbury Avenue
London EC2M 2PP
Tel: +44 (0)20 7568 3118
Fax: +44 (0)20 7567 2411
Email: sh-liabmgt-euro@ubs.com

The Tender Agent at:

The Bank of New York
One Canada Square
London E14 5AL
Tel: + 44 (0)20 7964 7662
Fax: +44 (0)20 7964 6399
Attention: Emma Wilkes

The Existing Principal Paying Agent at:

Citibank N.A.
5 Carmelite Street
London EC4Y 0PA

THIS NOTICE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT ABOUT THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT IMMEDIATELY YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000.

€800,000,000 5.625 per cent. Notes due 2008 (the "Notes")

issued by

J SAINSBURY PLC

(incorporated in England and Wales with limited liability)

under its £2,500,000,000 Euro Medium Term Note Programme

NOTICE IS HEREBY GIVEN that, pursuant to the provisions of the Second Schedule to the Trust Deed (as defined below) constituting the Notes and made between J Sainsbury plc and The Law Debenture Trust Corporation p.l.c. (the "**Trustee**"), a meeting of the holders of the Notes (the "**Noteholders**") has been convened by J Sainsbury plc and will be held at the offices of Clifford Chance, 10 Upper Bank Street, London E14 5JJ on 20 March 2006 at 09:15 a.m. London time (or as soon thereafter as the meeting of the holders of the £250,000,000 6.125 per cent. Notes due 2017 of J Sainsbury plc shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an Extraordinary Resolution in accordance with the provisions of the Trust Deed.

J Sainsbury plc has convened the Meeting for the purpose of enabling Noteholders to consider the proposals outlined in the Tender Offer and Consent Solicitation Memorandum (the "**Memorandum**") and resolve, if they think fit, to pass the Extraordinary Resolution proposed in relation to the Notes. Capitalised terms used in this Notice and not otherwise defined herein shall have the meanings ascribed to them in the Memorandum.

EXTRAORDINARY RESOLUTION

"THAT this meeting of the holders of the outstanding €800,000,000 5.625 per cent. Notes due 2008 (the "**Notes**") of J Sainsbury plc constituted by a trust deed dated 26 July 2000 (as amended and supplemented from time to time) (the "**Trust Deed**") made between J Sainsbury plc and The Law Debenture Trust Corporation p.l.c. (the "**Trustee**") as trustee for the holders of the Notes hereby:

(A) assents to the modification of the terms and conditions of the Notes by the addition of a new Condition 5(ee) giving J Sainsbury plc the right to redeem those Notes in respect of which an Acceptance Notice has not been delivered pursuant to the relevant Offer (or has been delivered and subsequently validly revoked) at any time not later than two London business days after the Long Stop Date at an amount per €1,000 of nominal amount of Notes not less than the Repurchase Price, plus Accrued Interest, on giving not less than 2 London business days' notice (including the day on which such notice is delivered to the Clearing Systems and the day on which the Notes are to be redeemed) to Noteholders in the form of an announcement of redemption (the "**Announcement**") through a RIS and a notice via the Clearing Systems. The redemption, in accordance with the Announcement, is conditional upon J Sainsbury plc having notified Noteholders on the Confirmation Date that it intends to proceed to settle the Offer in respect of the Notes. If this condition is not satisfied on or before the expiry of the notice period specified in the Announcement, the redemption of the Notes shall become incapable of becoming unconditional and no redemption of the Notes shall occur pursuant to new Condition 5(ee);

(B) authorises, directs, requests and empowers the Trustee:

(i) to concur in and execute a Supplemental Trust Deed to effect the modifications referred to in paragraph (A) of this Extraordinary Resolution in the form of the draft produced to this meeting and signed by the chairman of the meeting for the purposes of identification, with such amendments, if any, requested by J Sainsbury plc and approved by the Trustee in its sole discretion or required by the Trustee (and agreed by J Sainsbury plc); and

(ii) to concur in, approve, and execute and do all such deeds, instruments, acts and things that may be necessary in the opinion of the Trustee to carry out and give effect to this Extraordinary Resolution;

(C) sanctions and approves every modification, abrogation, variation or compromise of, or arrangement in respect of, the rights of Noteholders necessary to give effect to this Extraordinary Resolution and to the Proposals (whether or not the rights arise under the Trust Deed) and assents to every modification, variation or abrogation of the Conditions (as defined in the Trust Deed) of the Notes and/or the provisions contained in the Trust Deed involved in or inherent in or effected by the implementation of this Extraordinary Resolution and the Proposals;

(D) authorises and requests the Trustee to concur in taking all steps considered by it in its sole discretion to be necessary, desirable or expedient to carry out and give effect to this Extraordinary Resolution;

(E) discharges and exonerates the Trustee from any liability in respect of any act or omission for which it may have become responsible under the Trust Deed and/or the Notes in connection with this Extraordinary Resolution; and

(F) acknowledges that capitalised terms used in this Extraordinary Resolution have the same meanings as those defined in the Tender Offer and Consent Solicitation Memorandum published by J Sainsbury plc on 24 February 2006, unless the context otherwise requires."

The substantive terms of the Proposals and the Extraordinary Resolution have not been formulated by the Trustee who expresses no view on whether Noteholders would be acting in Noteholders' best interests in approving them, and nothing in this notice should be construed as a recommendation to Noteholders from the Trustee to vote in favour of, or against, the Extraordinary Resolution.

The Trustee has not been involved in the formulation of the Proposals outlined in the Memorandum and, in accordance with normal practice, expresses no opinion on the merits of those Proposals or on the applicable Extraordinary Resolution. Noteholders should take their own independent financial advice on the merits and on the consequences of voting in favour of the applicable Extraordinary Resolution, including any tax consequences.

However, on the basis of the information contained in the Memorandum, the Trustee has authorised J Sainsbury plc to state that the Trustee has no objection to the Extraordinary Resolution being put to Noteholders for their consideration.

Noteholders are further given notice that J Sainsbury plc has also commenced an Offer for the repurchase of the Notes, as more fully described in the Memorandum.

General

Copies of the Memorandum are available for collection by Noteholders at the specified office of any of the Existing Paying Agents and the specified office of the Joint Dealer Managers, on and after the date of this Notice and will be available at the Meeting. A Noteholder will be required to produce evidence satisfactory to the relevant Existing Paying Agent or the Joint Dealer Managers as to his status as a Noteholder before being permitted to collect a copy of the Memorandum. Copies of (i) the Trust Deed relating to the Notes, the Notice and the Memorandum; and (ii) the current draft of the Supplemental Trust Deed are, on and from 24 February 2006, available for inspection by the Noteholders at the specified office of the Joint Dealer Managers and each Existing Paying Agent during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to and including the Expiration Date. Revised versions of the documents described in (ii) above will be available as aforesaid (marked to indicate changes to the draft made available at 24 February 2006) no later than two London business days before the date of the Meeting and at the Meeting. Any such revised document made available as aforesaid will supersede the previous draft of such document and Noteholders will be deemed to have notice of any changes.

The attention of Noteholders is particularly drawn to the quorum required for the Meeting and for any adjourned meeting thereof which is set out in paragraph 4 of "Voting and Quorum" below. Having regard to such requirements, Noteholders are strongly urged either to attend the Meeting or to take steps to be represented at the Meeting, as referred to below, as soon as possible.

Voting and Quorum

Noteholders who have submitted and not withdrawn a valid Acceptance Notice or a valid Voting Instruction need take no further action to be represented at the Meeting. Noteholders who have not submitted or have submitted and subsequently withdrawn an Acceptance Notice or a Voting Instruction should take note of the provisions set out below detailing how such Noteholders can attend or take steps to be represented at the Meeting.

1. *Noteholder attendance:* A Noteholder wishing to attend and vote at the Meeting in person must produce at such Meeting a valid voting certificate or valid voting certificates issued by an Existing Paying Agent relating to such Notes in respect of which he or she wishes to vote.

2. *Appointment of Proxies:* A Noteholder not wishing to attend and vote at the Meeting in person may give a voting instruction instructing the relevant Existing Paying Agent to appoint a proxy to attend and vote at such Meeting in accordance with his or her instructions.

3. *Deposit of Notes. Voting Certificates and Block Voting Instructions:* The Notes may, not less than 48 hours (including all or part of two days upon which banks are open for business in London (disregarding for this purpose the day upon which the Meeting is to be held)) ("**48 hours**") before the time fixed for the Meeting or any adjourned Meeting thereof, be deposited with any Existing Paying Agent or (to its satisfaction) held to its order for the purpose of:

   (i) obtaining voting certificates from such Existing Paying Agent; or

   (ii) such Existing Paying Agent completing a block voting instruction in respect of such Notes appointing a proxy to attend and vote at the Meeting or any adjourned Meeting in accordance with the instructions of that Noteholder. A Noteholder will need to give voting instructions (such voting instructions being neither revocable nor capable of amendment by the Noteholder during the period commencing 48 hours prior to the time for which the Meeting or any adjourned Meeting is convened) in accordance with the procedures of Euroclear and/or Clearstream, Luxembourg, or on a voting instruction form obtainable from the specified office of the relevant Existing Paying Agent, to any Existing Paying Agent, not less than 48 hours before the time fixed for the Meeting or any adjourned Meeting, to enable such Existing Paying Agent to complete the block voting instruction.

   Notes so deposited or held will not be released:

(i) *Voting Certificates:* in the case of Notes in respect of which a voting certificate has been issued until the first to occur of:

   (a) the conclusion of the Meeting specified in such certificate or any adjourned Meeting thereof or any poll taken on any resolution proposed thereat (whichever is the later); and

   (b) the surrender of the certificate to the Existing Paying Agent who issued the certificate; and

(ii) *Block Voting Instructions:* in the case of Notes in respect of which a block voting instruction has been issued until the first to occur of:

   (a) the conclusion of the Meeting specified in such block voting instruction or any adjourned Meeting thereof or any poll taken on any resolution proposed thereat (whichever is the later); and

   (b) the surrender to the relevant Existing Paying Agent, not less than 48 hours before the time for which such Meeting or any adjourned Meeting thereof is convened or poll called, of the receipt issued by such Existing Paying Agent in respect of each such deposited Note which is to be released and the giving of notice from the relevant Existing Paying Agent to J Sainsbury plc of such surrender.

   A holder whose Notes are held on behalf of Euroclear and/or Clearstream, Luxembourg who wishes to obtain a voting certificate or procure an Existing Paying Agent to appoint a proxy to attend and vote at

the meeting on his behalf should not less than 48 hours before the time appointed for the holding of the Meeting and within the relevant time limit appointed by Euroclear and/or Clearstream, Luxembourg, as the case may be, request the relevant Clearing System to block his Notes in his own account and to hold the same to the order or under the control of an Existing Paying Agent.

A holder whose Notes have been so blocked will thus be able to obtain a voting certificate from, or procure that a voting instruction is given in accordance with the procedures of, Euroclear or Clearstream, Luxembourg to an Existing Paying Agent. Notes so blocked will be released in accordance with the procedures set out above and in accordance with the procedures of Euroclear and/or Clearstream, Luxembourg, as the case may be.

4. *Quorum Requirements:* The quorum required at the Meeting shall be two or more persons present in person holding voting certificates and/or being proxies and holding or representing in the aggregate not less than three-fourths in principal amount of such Notes for the time being outstanding of such Series of Notes. On any adjourned Meeting, the quorum required shall be two or more persons present in person holding voting certificates and/or being proxies and holding or representing in the aggregate not less than 25 per cent. of the principal amount of the Notes for the time being outstanding.

5. *Adjournment:* If within half an hour after the time appointed for any such Meeting, a quorum is not present, such meeting shall stand adjourned for such period, being not less than 14 days nor more than 42 days, and to such place as may be appointed by the Chairman and approved by the Existing Trustee. At least 14 clear days' notice of any meeting adjourned through want of quorum, and such notice shall be given in the same manner as of the original meeting.

6. *Voting by Show of Hands or Poll:* Every question submitted to each Meeting shall be decided on a show of hands unless a poll is duly demanded by the Chairman or J Sainsbury plc or by one or more persons holding one or more voting certificates and/or being proxies and/ or being representatives and holding or representing in the aggregate not less than 2 per cent. of the principal amount of the relevant Series of Notes then outstanding.

   In the case of equality of votes, the Chairman shall both on a show of hands and on a poll have a casting vote in addition to the vote or votes (if any) to which he may be entitled as a holder of a voting certificate and/or as a proxy and/or as a representative.

7. *Representation of Vote:* On a show of hands every person who is present in person and produces a voting certificate or is a proxy shall have one vote. On a poll every person who is so present shall have one vote in respect of each £1,000 or, as the case may be, €1,000 in principal amount of Notes so produced or in respect of which such person is a proxy or a representative.

8. *Voting Majority Requirements:* To be passed at the relevant Meeting, the Extraordinary Resolution requires a majority consisting of not less than three-fourths of the votes cast thereon. If passed, the Extraordinary Resolution shall be binding upon all Noteholders, whether present or not present at the Meeting at which it is passed and whether or not voting and upon all Couponholders (as defined in the Trust Deed).

9. This Notice is given by J Sainsbury plc.

10. Holders should contact the following for further information:

   The Joint Dealer Managers at:

   Morgan Stanley & Co. International Limited
   25 Cabot Square
   Canary Wharf
   London E14 4QA
   Tel: +44 (0)20 7677 5040
   Fax: +44 (0)20 7056 1997
   Email: liabilitymanagementeurope@morganstanley.com

   UBS Limited

1 Finsbury Avenue
London EC2M 2PP
Tel: +44 (0)20 7568 3118
Fax: +44 (0)20 7567 2411
Email: sh-liabmgt-euro@ubs.com

The Tender Agent at:

The Bank of New York
One Canada Square
London E14 5AL
Tel: + 44 (0)20 7964 7662
Fax: +44 (0)20 7964 6399
Attention: Emma Wilkes

The Existing Principal Paying Agent at:

Citibank N.A.
5 Carmelite Street
London EC4Y 0PA

THIS NOTICE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT ABOUT THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT IMMEDIATELY YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000.

£300,000,000 6.50 per cent. Notes due 2012 (the "Notes")

issued by

J SAINSBURY PLC

(incorporated in England and Wales with limited liability)

under its £2,500,000,000 Euro Medium Term Note Programme

NOTICE IS HEREBY GIVEN that, pursuant to the provisions of the Second Schedule to the Trust Deed (as defined below) constituting the Notes and made between J Sainsbury plc and The Law Debenture Trust Corporation p.l.c. (the "**Trustee**"), a meeting of the holders of the Notes (the "**Noteholders**") has been convened by J Sainsbury plc and will be held at the offices of Clifford Chance, 10 Upper Bank Street, London E14 5JJ on 20 March 2006 at 09:20 a.m. London time (or as soon thereafter as the meeting of the holders of the €800,000,000 5.625 per cent. Notes due 2008 of J Sainsbury plc shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an Extraordinary Resolution in accordance with the provisions of the Trust Deed.

J Sainsbury plc has convened the Meeting for the purpose of enabling Noteholders to consider the proposals outlined in the Tender Offer and Consent Solicitation Memorandum (the "**Memorandum**") and resolve, if they think fit, to pass the Extraordinary Resolution proposed in relation to the Notes. Capitalised terms used in this Notice and not otherwise defined herein shall have the meanings ascribed to them in the Memorandum.

EXTRAORDINARY RESOLUTION

"THAT this meeting of the holders of the outstanding £300,000,000 6.50 per cent. Notes due 2012 (the "**Notes**") of J Sainsbury plc constituted by a trust deed dated 26 July 2000 (as amended and supplemented from time to time) (the "**Trust Deed**") made between J Sainsbury plc and The Law Debenture Trust Corporation p.l.c. (the "**Trustee**") as trustee for the holders of the Notes hereby:

(A) assents to the modification of the terms and conditions of the Notes by the addition of a new Condition 5(ee) giving J Sainsbury plc the right to redeem those Notes in respect of which an Acceptance Notice has not been delivered pursuant to the relevant Offer (or has been delivered and subsequently validly revoked) at any time not later than two London business days after the Long Stop Date at an amount per £1,000 of nominal amount of Notes not less than the Repurchase Price, plus Accrued Interest, on giving not less than 2 London business days' notice (including the day on which such notice is delivered to the Clearing Systems and the day on which the Notes are to be redeemed) to Noteholders in the form of an announcement of redemption (the "**Announcement**") through a RIS and a notice via the Clearing Systems. The redemption, in accordance with the Announcement, is conditional upon J Sainsbury plc having notified Noteholders on the Confirmation Date that it intends to proceed to settle the Offer in respect of the Notes. If this condition is not satisfied on or before the expiry of the notice period specified in the Announcement, the redemption of the Notes shall become incapable of becoming unconditional and no redemption of the Notes shall occur pursuant to new Condition 5(ee);

(B) authorises, directs, requests and empowers the Trustee:

 (i) to concur in and execute a Supplemental Trust Deed to effect the modifications referred to in paragraph (A) of this Extraordinary Resolution in the form of the draft produced to this meeting and signed by the chairman of the meeting for the purposes of identification, with such amendments, if any, requested by J Sainsbury plc and approved by the Trustee in its sole discretion or required by the Trustee (and agreed by J Sainsbury plc); and

(ii) to concur in, approve, and execute and do all such deeds, instruments, acts and things that may be necessary in the opinion of the Trustee to carry out and give effect to this Extraordinary Resolution;

(C) sanctions and approves every modification, abrogation, variation or compromise of, or arrangement in respect of, the rights of Noteholders necessary to give effect to this Extraordinary Resolution and to the Proposals (whether or not the rights arise under the Trust Deed) and assents to every modification, variation or abrogation of the Conditions (as defined in the Trust Deed) of the Notes and/or the provisions contained in the Trust Deed involved in or inherent in or effected by the implementation of this Extraordinary Resolution and the Proposals;

(D) authorises and requests the Trustee to concur in taking all steps considered by it in its sole discretion to be necessary, desirable or expedient to carry out and give effect to this Extraordinary Resolution;

(E) discharges and exonerates the Trustee from any liability in respect of any act or omission for which it may have become responsible under the Trust Deed and/or the Notes in connection with this Extraordinary Resolution; and

(F) acknowledges that capitalised terms used in this Extraordinary Resolution have the same meanings as those defined in the Tender Offer and Consent Solicitation Memorandum published by J Sainsbury plc on 24 February 2006, unless the context otherwise requires."

The substantive terms of the Proposals and the Extraordinary Resolution have not been formulated by the Trustee who expresses no view on whether Noteholders would be acting in Noteholders' best interests in approving them, and nothing in this notice should be construed as a recommendation to Noteholders from the Trustee to vote in favour of, or against, the Extraordinary Resolution.

The Trustee has not been involved in the formulation of the Proposals outlined in the Memorandum and, in accordance with normal practice, expresses no opinion on the merits of those Proposals or on the applicable Extraordinary Resolution. Noteholders should take their own independent financial advice on the merits and on the consequences of voting in favour of the applicable Extraordinary Resolution, including any tax consequences.

However, on the basis of the information contained in the Memorandum, the Trustee has authorised J Sainsbury plc to state that the Trustee has no objection to the Extraordinary Resolution being put to Noteholders for their consideration.

Noteholders are further given notice that J Sainsbury plc has also commenced an Offer for the repurchase of the Notes, as more fully described in the Memorandum.

General

Copies of the Memorandum are available for collection by Noteholders at the specified office of any of the Existing Paying Agents and the specified office of the Joint Dealer Managers, on and after the date of this Notice and will be available at the Meeting. A Noteholder will be required to produce evidence satisfactory to the relevant Existing Paying Agent or the Joint Dealer Managers as to his status as a Noteholder before being permitted to collect a copy of the Memorandum. Copies of (i) the Trust Deed relating to the Notes, the Notice and the Memorandum; and (ii) the current draft of the Supplemental Trust Deed are, on and from 24 February 2006, available for inspection by the Noteholders at the specified office of the Joint Dealer Managers and each Existing Paying Agent during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to and including the Expiration Date. Revised versions of the documents described in (ii) above will be available as aforesaid (marked to indicate changes to the draft made available at 24 February 2006) no later than two London business days before the date of the Meeting and at the Meeting. Any such revised document made available as aforesaid will supersede the previous draft of such document and Noteholders will be deemed to have notice of any changes.

The attention of Noteholders is particularly drawn to the quorum required for the Meeting and for any adjourned meeting thereof which is set out in paragraph 4 of "Voting and Quorum" below. Having regard to such requirements, Noteholders are strongly urged either to attend the Meeting or to take steps to be represented at the Meeting, as referred to below, as soon as possible.

Voting and Quorum

Noteholders who have submitted and not withdrawn a valid Acceptance Notice or a valid Voting Instruction need take no further action to be represented at the Meeting. Noteholders who have not submitted or have submitted and subsequently withdrawn an Acceptance Notice or a Voting Instruction should take note of the provisions set out below detailing how such Noteholders can attend or take steps to be represented at the Meeting.

1. *Noteholder attendance:* A Noteholder wishing to attend and vote at the Meeting in person must produce at such Meeting a valid voting certificate or valid voting certificates issued by an Existing Paying Agent relating to such Notes in respect of which he or she wishes to vote.

2. *Appointment of Proxies:* A Noteholder not wishing to attend and vote at the Meeting in person may give a voting instruction instructing the relevant Existing Paying Agent to appoint a proxy to attend and vote at such Meeting in accordance with his or her instructions.

3. *Deposit of Notes. Voting Certificates and Block Voting Instructions:* The Notes may, not less than 48 hours (including all or part of two days upon which banks are open for business in London (disregarding for this purpose the day upon which the Meeting is to be held)) ("**48 hours**") before the time fixed for the Meeting or any adjourned Meeting thereof, be deposited with any Existing Paying Agent or (to its satisfaction) held to its order for the purpose of:

   (i) obtaining voting certificates from such Existing Paying Agent; or

   (ii) such Existing Paying Agent completing a block voting instruction in respect of such Notes appointing a proxy to attend and vote at the Meeting or any adjourned Meeting in accordance with the instructions of that Noteholder. A Noteholder will need to give voting instructions (such voting instructions being neither revocable nor capable of amendment by the Noteholder during the period commencing 48 hours prior to the time for which the Meeting or any adjourned Meeting is convened) in accordance with the procedures of Euroclear and/or Clearstream, Luxembourg, or on a voting instruction form obtainable from the specified office of the relevant Existing Paying Agent, to any Existing Paying Agent, not less than 48 hours before the time fixed for the Meeting or any adjourned Meeting, to enable such Existing Paying Agent to complete the block voting instruction.

   Notes so deposited or held will not be released:

(i) *Voting Certificates:* in the case of Notes in respect of which a voting certificate has been issued until the first to occur of:

   (a) the conclusion of the Meeting specified in such certificate or any adjourned Meeting thereof or any poll taken on any resolution proposed thereat (whichever is the later); and

   (b) the surrender of the certificate to the Existing Paying Agent who issued the certificate; and

(ii) *Block Voting Instructions:* in the case of Notes in respect of which a block voting instruction has been issued until the first to occur of:

   (a) the conclusion of the Meeting specified in such block voting instruction or any adjourned Meeting thereof or any poll taken on any resolution proposed thereat (whichever is the later); and

   (b) the surrender to the relevant Existing Paying Agent, not less than 48 hours before the time for which such Meeting or any adjourned Meeting thereof is convened or poll called, of the receipt issued by such Existing Paying Agent in respect of each such deposited Note which is to be released and the giving of notice from the relevant Existing Paying Agent to J Sainsbury plc of such surrender.

   A holder whose Notes are held on behalf of Euroclear and/or Clearstream, Luxembourg who wishes to obtain a voting certificate or procure an Existing Paying Agent to appoint a proxy to attend and vote at

the meeting on his behalf should not less than 48 hours before the time appointed for the holding of the Meeting and within the relevant time limit appointed by Euroclear and/or Clearstream, Luxembourg, as the case may be, request the relevant Clearing System to block his Notes in his own account and to hold the same to the order or under the control of an Existing Paying Agent.

A holder whose Notes have been so blocked will thus be able to obtain a voting certificate from, or procure that a voting instruction is given in accordance with the procedures of, Euroclear or Clearstream, Luxembourg to an Existing Paying Agent. Notes so blocked will be released in accordance with the procedures set out above and in accordance with the procedures of Euroclear and/or Clearstream, Luxembourg, as the case may be.

4. *Quorum Requirements:* The quorum required at the Meeting shall be two or more persons present in person holding voting certificates and/or being proxies and holding or representing in the aggregate not less than three-fourths in principal amount of such Notes for the time being outstanding of such Series of Notes. On any adjourned Meeting, the quorum required shall be two or more persons present in person holding voting certificates and/or being proxies and holding or representing in the aggregate not less than 25 per cent. of the principal amount of the Notes for the time being outstanding.

5. *Adjournment:* If within half an hour after the time appointed for any such Meeting, a quorum is not present, such meeting shall stand adjourned for such period, being not less than 14 days nor more than 42 days, and to such place as may be appointed by the Chairman and approved by the Existing Trustee. At least 14 clear days' notice of any meeting adjourned through want of quorum, and such notice shall be given in the same manner as of the original meeting.

6. *Voting by Show of Hands or Poll:* Every question submitted to each Meeting shall be decided on a show of hands unless a poll is duly demanded by the Chairman or J Sainsbury plc or by one or more persons holding one or more voting certificates and/or being proxies and/ or being representatives and holding or representing in the aggregate not less than 2 per cent. of the principal amount of the relevant Series of Notes then outstanding.

   In the case of equality of votes, the Chairman shall both on a show of hands and on a poll have a casting vote in addition to the vote or votes (if any) to which he may be entitled as a holder of a voting certificate and/or as a proxy and/or as a representative.

7. *Representation of Vote:* On a show of hands every person who is present in person and produces a voting certificate or is a proxy shall have one vote. On a poll every person who is so present shall have one vote in respect of each £1,000 or, as the case may be, €1,000 in principal amount of Notes so produced or in respect of which such person is a proxy or a representative.

8. *Voting Majority Requirements:* To be passed at the relevant Meeting, the Extraordinary Resolution requires a majority consisting of not less than three-fourths of the votes cast thereon. If passed, the Extraordinary Resolution shall be binding upon all Noteholders, whether present or not present at the Meeting at which it is passed and whether or not voting and upon all Couponholders (as defined in the Trust Deed).

9. This Notice is given by J Sainsbury plc.

10. Holders should contact the following for further information:

   The Joint Dealer Managers at:

   Morgan Stanley & Co. International Limited
   25 Cabot Square
   Canary Wharf
   London E14 4QA
   Tel: +44 (0)20 7677 5040
   Fax: +44 (0)20 7056 1997
   Email: liabilitymanagementeurope@morganstanley.com

   UBS Limited

1 Finsbury Avenue
London EC2M 2PP
Tel: +44 (0)20 7568 3118
Fax: +44 (0)20 7567 2411
Email: sh-liabmgt-euro@ubs.com

The Tender Agent at:

The Bank of New York
One Canada Square
London E14 5AL
Tel: + 44 (0)20 7964 7662
Fax: +44 (0)20 7964 6399
Attention: Emma Wilkes

The Existing Principal Paying Agent at:

Citibank N.A.
5 Carmelite Street
London EC4Y 0PA

END

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